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CM 9/14

BB 9/8


05043745

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-24504

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PARIS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 HUDSON ST, SUITE 201
(No. and Street)

HOBOKEN (City) NJ (State) 07030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAN MARKS 973/214-1245
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FISHER, VAN SCIVER + CO.
(Name — *if individual, state last, first, middle name*)

112 HADDONTOWNE COURT (Address) CHERRY HILL (City) NJ (State) 08034 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1? 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

9/13

OATH OR AFFIRMATION

I, JAN MARKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARIS SECURITIES CORPORATION, as of JUNE 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

VICE-PRESIDENT

Title



Notary Public

ROBERT ROESCH JR.
Notary Public
State of New Jersey
My Commission Expires 5-16-10

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARIS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2005

AND

JUNE 30, 2004


SEC MAIL
RECEIVED
PROCESSING
AUG 2 2005
WASH, D.C.
199
SECTION

FISHER, VAN SCIVER & CO., P.C.

112 HADDONTOWNE COURT

SUITE 302

CHERRY HILL, NEW JERSEY 08034-3664

CONTENTS

FISHER, VAN SCIVER & CO.

PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

112 HADDONTOWNE COURT
SUITE 302
CHERRY HILL, NEW JERSEY 08034-3664

E*MAIL ADDRESS:
WFISHERCPA@AOL.COM
AVANSCPA@AOL.COM

(856) 428-9769 - (610) 789-3179

FAX (856) 428-9482

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Paris Securities Corporation

We have audited the accompanying statement of financial condition of **Paris Securities Corporation** (a New York corporation) as of June 30, 2005 and June 30, 2004, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Paris Securities Corporation** at June 30, 2005 and June 30, 2004, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fisher, Van Sciver & Co.

Cherry Hill, New Jersey
August 4, 2005

PARIS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30,

	2005	2004
Assets		
Cash, non-segregated	$ 148,578	$ 449,444
Receivable from broker-dealers and clearing organizations	692,704	666,882
Receivable from non-customers	158,950	36,122
Securities owned:		
Marketable, at market value	6,874,100	6,405,944
Not readily marketable, at market value	825	114,055
Memberships in exchanges at cost	3,746,607	3,746,607
Prepaid expenses	23,859	52,384
Other assets	1,897	1,200
Total Assets	$ 11,647,520	$ 11,472,638
Liabilities		
Accrued income taxes	$ 248,199	$ 159,266
Accounts payable, accrued expenses, and other liabilities	1,293,692	408,976
Total Liabilities	1,541,891	568,242
Stockholders' equity		
Common stock – 20,000 shares, $1 par value, authorized, issued, and outstanding at June 30, 2004 and June 30, 2003, respectively	20,000	20,000
Additional paid-in-capital	4,911,832	5,411,832
Accumulated other comprehensive income (loss)	(63,507)	(39,890)
Retained earnings	5,237,304	5,512,454
Total Stockholders' Equity	10,105,629	10,904,396
Total Liabilities and Stockholders' Equity	$ 11,647,520	$ 11,472,638

The accompanying notes are an integral part of these statements

PARIS SECURITIES CORPORATION
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
JUNE 30,

	2005	2004
Revenues		
Commission income	$ 2,571,653	$ 1,436,683
Seat rental income	2,028,620	1,902,789
Interest and dividends	235,548	154,871
Trading income	195,792	152,261
	5,031,613	3,646,604
Expenses		
Employee compensation and benefits	1,683,183	1,144,569
Floor brokerage, exchange, and clearing fees	99,940	77,676
Communication and data processing	70,344	60,071
Occupancy	16,020	16,020
Other expenses	987,276	609,930
	2,856,763	1,908,266
Income before income taxes	2,174,850	1,738,338
Provision for income taxes		
Federal	625,000	600,000
State	325,000	280,000
	950,000	880,000
Net Income	1,224,850	858,338
Other Comprehensive Income		
Net unrealized (loss) gain on available-for-sale-securities	(23,617)	111,485
Comprehensive Income	$ 1,201,233	$ 969,823

The accompanying notes are an integral part of these statements

PARIS SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	Common Stock						
	Number Of Shares		$1 Par Value		Additional Paid-In Capital		Comprehensive Income
Balance at June 30, 2003	20,000	$	20,000	$	5,411,832	$	2,968,546
Net income							858,338
Other comprehensive Income-unrealized gain on available-for-sale securities							111,485
Balance at June 30, 2004	20,000		20,000		5,411,832		3,938,369
Net income							1,224,850
Other comprehensive Loss-unrealized gain on available-for-sale securities							(23,617)
Dividends							(1,500,000)
Return of capital					(500,000)		
Balance at June 30, 2005	20,000	$	20,000	$	4,911,832	$	3,639,602

The accompanying notes are an integral part of these statements

PARIS SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

Retained Earnings	Accumulated Other Comprehensive Income (loss)	Totals
$ 4,654,116	$ (151,375)	$ 9,934,573
858,338		858,338
	111,485	111,485
5,512,454	(39,890)	10,904,396
1,224,850		1,224,850
	(23,617)	(23,617)
(1,500,000)		(1,500,000)
		(500,000)
$ 5,237,304	$ (63,507)	$ 10,105,629

PARIS SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30,

	2005	2004
Cash flows from operating activities:		
Total comprehensive income	$ 1,201,233	$ 969,823
Noncash items included in total comprehensive income:		
(Increase) decrease in receivables from brokers	(25,822)	1,324,635
Decrease (increase) in prepaid expenses	28,525	(52,384)
Increase in other assets	(697)	-0-
Increase in accrued income taxes	88,933	13,271
(Increase) decrease in receivable other	(122,828)	57,742
Increase in accrued expenses	884,716	403,301
Net cash provided by operating activities	2,054,060	2,716,388
Cash flows from investing activities:		
Increase in investments	(354,926)	(2,303,187)
Net cash used in investing activities	(354,926)	(2,303,187)
Cash flows from financing activities:		
Return of paid-in-capital	(500,000)	-0-
Dividends	(1,500,000)	-0-
Net cash used in financing activities	(2,000,000)	-0-
Net (decrease) increase in cash	(300,866)	413,201
Cash at beginning of year	449,444	36,243
Cash at end of year	$ 148,578	$ 449,444
Supplemental disclosure of cash flows information:		
Interest expense	$ -0-	$ -0-
Income taxes	$ 701,801	$ 1,371,752

The accompanying notes are an integral part of these statements

PARIS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005 AND JUNE 30, 2004

Note 1 - Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is principally engaged in leasing its exchange memberships to individuals and commodities and securities trading for its own account. The Company is a wholly owned subsidiary of Paris Foods Corporation.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investments

Investment in securities and commodities are valued at fair market value.

Investments in exchange memberships are valued at lower of cost or market.

Revenue and Expense Recognition

Commodities and securities transactions and related commission revenues and expenses are recorded in the accounts on a marked to the market basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies - continued

Comprehensive Income

Effective July 1, 1998, the Company adopted Statement of Accounting Standards (SFAS) No. 130, *Reporting Comprehensive Income*. This statement requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statement of Income and Comprehensive Income.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the cost of long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Note 2 - Lease Commitments

The Company leases its office facilities on a month-to-month basis. The monthly rent is $1,335.

Rental expense for the years ended June 30, 2005 and 2004 amounted to $16,020 and $16,020, respectively.

Note 3 - Net Capital Requirements

Pursuant to the net capital provision of Rule 15c 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions.

Note 4 - Income Taxes

The Company files its Federal income tax returns on a consolidated basis with its parent company. For income tax purposes, gains and losses on sale of investments are recognized when the investments are sold. Trading income in commodity futures contracts includes gains and losses in open trades for both tax and financial statement purposes. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax is remitted to the parent. The Company files its own state and local tax returns.

Note 5 - Commitments

The Company's parent has obtained a bank revolving line of credit. The Company has agreed to guaranty all outstanding obligations of its parent to the bank. Borrowings amounted to $2,229,951 at June 30, 2005.

Note 6 - Related Party

During the years ended June 30, 2005 and June 30, 2004 the Company paid a management fee to Paris Foods Corporation, its parent corporation, in the amount of $120,000 and $120,000, respectively. This is included in other expenses on the Statements of Income and Comprehensive Income.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF JUNE 30, 2005

PARIS SECURITIES CORPORATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2005

Net Capital		
Total stockholders' equity		$ 10,105,629
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	$ 23,859	
Receivable from non-customers	158,950	
Receivable from brokers	145,968	
Exchange memberships	3,746,607	
Securities not readily marketable	825	
Commodity futures contracts	6,000	
Other assets	1,897	
	$ 4,084,106	4,084,106
Net capital before haircuts on securities positions		6,021,523
Haircuts on securities		
Debt securities		867,335
Other securities		163,780
		1,031,115
Net Capital		$ 4,990,408
Aggregate indebtedness		
Liabilities from financial statements		$ 1,541,891
Total aggregate indebtedness		$ 1,541,891
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 102,793
Excess net capital		$ 4,887,615
Excess net capital at 1000%		$ 4,836,219
Ratio: Aggregate indebtedness to net capital		31%